# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCESS Newswire Inc., CIK 0000843006
CUSIP: 46520M204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Yorkmont Capital Management, LLC, 3202 Enfield Rd, Austin, Texas (TX), 78703
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0001563674
Persons authorized to receive notices and communications: Yorkmont Capital Mgmt., LLC, 3202 Enfield Rd, Austin, Texas (TX), 78703, 512-320-1920

## Reporting persons
- Yorkmont Capital Partners, LP (CIK 0001563674): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 202,745; shared voting power 0; sole dispositive power 202,745; shared dispositive power 0; aggregate amount beneficially owned 202,745 (5.2% of the class)
- Yorkmont Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 202,745; shared voting power 0; sole dispositive power 202,745; shared dispositive power 0; aggregate amount beneficially owned 202,745 (5.2% of the class)
- Graeme P. Rein (CIK 0001674265): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 282,478; shared voting power 0; sole dispositive power 282,478; shared dispositive power 0; aggregate amount beneficially owned 282,478 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACCESS Newswire Inc.
Address of issuer's principal executive offices: Yorkmont Capital Management, LLC, 3202 Enfield Rd, Austin, Texas (TX), 78703

## Item 2. Identity and Background
Name of person filing: This statement is being filed by the Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC, and Graeme P. Rein.
Residence or business address: 3202 Enfield Rd, Austin, TX 78703
Present principal occupation or employment: Yorkmont Capital Partners, LP is a private investment vehicle engaged in the business of investing in securities. Graeme P. Rein is the managing member of Yorkmont Capital Management, LLC, which is the general partner of Yorkmont Capital Partners, LP.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Yorkmont Capital Partners, LP, a Texas limited partnership; Yorkmont Capital Management, LLC, is a Texas limited liability company; and Graeme P. Rein, is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares owned by Yorkmont Capital Partners, LP were purchased with working capital of the fund. Of the shares held by Mr. Rein, 64,833 were purchased with personal funds held in Mr. Rein's brokerage account and 14,900 were received as restricted stock units for service on the Board of Directors. The aggregate purchase price of the 282,478 shares beneficially owned is approximately $1,976,081. No borrowed funds were used in the purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Common Stock subject to this Schedule 13D for investment purposes. The Reporting Persons will review their investments in the Common Stock on a continuing basis, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock, and other general market and investment conditions, the Reporting Persons may determine to:
- acquire additional Common Stock through open market purchases or otherwise;
- sell Common Stock through the open market or otherwise; or
- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.
Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of the Company's outstanding shares of Common Stock reported owned by each Reporting Person is based on 3,882,144 shares of Common Stock outstanding at May 12, 2026, as reported by the Company on its Form 10Q, filed with the United States Securities and Exchange Commission on November 12, 2026.
Yorkmont Capital Partners, LP beneficially owns 202,745 shares of Common Stock, representing 5.2% of all the outstanding shares of Common Stock.
Yorkmont Capital Management, LLC beneficially owns 202,745 shares of Common Stock, representing 5.2% of all the outstanding shares of Common Stock. Yorkmont Capital Management LLC is the general partner of, and controls, Yorkmont Capital Partners, LP.
Mr. Rein beneficially owns 282,478 shares of Common Stock, representing 7.3% of all the outstanding shares of Common Stock. Mr. Rein, as the managing member of Yorkmont Capital Management, LLC, may be deemed to beneficially own the 185,000 shares of Common Stock beneficially owned by Yorkmont Capital Partners, LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC and Mr. Rein may be deemed to have sole voting and dispositive power with respect to the 202,745 shares of Common Stock held by Yorkmont Capital Partners, LP.
Transactions in the class effected during the past sixty days: The transactions in the Shares affected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Rein has been appointed to the Company's Board of Directors.
The relationships between Mr. Rein, Yorkmont Capital Management, LLC, and Yorkmont Capital Partners, LP are described above under Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement
Exhibit 20 - Schedule A

## Signatures
- Yorkmont Capital Partners, LP: /s/ Graeme Rein, Managing Member (05/20/2026)
- Yorkmont Capital Management, LLC: /s/ Graeme Rein, Managing Member (05/20/2026)
- Graeme P. Rein: /s/ Graeme Rein, Managing Member (05/20/2026)